FIFTEENTH BANK LOAN CERTIFICATE OF NOTIFICATION
                             (Fourth Quarter - 1995)

                                    Filed by

                              THE SOUTHERN COMPANY
                              ALABAMA POWER COMPANY
                              GEORGIA POWER COMPANY
                               GULF POWER COMPANY
                            MISSISSIPPI POWER COMPANY
                       SAVANNAH ELECTRIC AND POWER COMPANY
                      SOUTHERN ELECTRIC GENERATING COMPANY

Pursuant to orders of the Securities and Exchange Commission dated March 31, 1992, November 30, 1993 and February 16, 1994, in the matter of File No.
70-7937.

The Southern Company (SOUTHERN), Alabama Power Company (ALABAMA), Georgia Power
Company (GEORGIA), Gulf Power Company (GULF), Mississippi Power Company
(MISSISSIPPI) and Savannah Electric and Power Company (SAVANNAH) hereby certify to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1, as amended, in the above matter and of said orders with respect thereto, during the fourth quarter of 1995, the above-mentioned companies issued or retired commercial paper, short-term notes/bank borrowings or term loans from banks
(with maturities of up to three years from the date of borrowing) as follows:

SOUTHERN

         Total short-term notes/bank borrowings outstanding at the end of fourth quarter 1995 - $6,000,000.

ALABAMA

         No short-term notes/bank borrowings were outstanding at the end of fourth quarter 1995.

GEORGIA

         Total short-term notes/bank borrowings outstanding at end of fourth quarter 1995 - $178,000,000.

GULF
         Information filed in a separate Certificate of Notification under File
No. 70-8397.

MISSISSIPPI

         Total short-term notes/bank borrowings outstanding at end of fourth quarter 1995 - $55,000,000.

SAVANNAH

         Total short-term notes/bank borrowings outstanding at end of fourth quarter 1995 - $24,000,000.


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                                        2
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

SOUTHERN
Commercial Paper

         Issue              Maturity                                               Principal          Discount
         Date                 Date                Issuer                             Amount             Rate

       10/20/95             01/22/96          Lehman Brothers                     $12,000,000      5.858261%
       10/20/95             01/18/96          Morgan Stanley                       26,000,000      5.854450
       10/20/95             01/23/96          J. P. Morgan                         26,000,000      5.859215
       10/23/95             01/29/96          Lehman Brothers                      14,000,000      5.862077
       11/03/95             02/01/96          Lehman Brothers                      25,000,000      5.854450
       11/03/95             01/26/96          J. P. Morgan                         30,000,000      5.848744
       11/03/95             02/01/96          Morgan Stanley                       25,000,000      5.854450
       11/06/95             02/09/96          J. P. Morgan                         24,000,000      5.859215
       11/08/95             02/07/96          Lehman Brothers                       7,000,000      5.834807
       11/08/95             02/08/96          Morgan Stanley                        7,000,000      5.835753
       11/08/95             02/09/96          J. P. Morgan                         11,500,000      5.836699
       11/09/95             02/08/96          Morgan Stanley                       25,000,000      5.783328
       11/13/95             01/17/96          Morgan Stanley                       15,000,000      5.810322
       11/13/95             01/17/96          J. P. Morgan                         12,000,000      5.810322
       11/13/95             02/09/96          Lehman Brothers                      12,000,000      5.811398
       11/15/95             02/22/96          Morgan Stanley                       19,000,000      5.811414
       11/15/95             02/20/96          J. P. Morgan                         18,000,000      5.809538
       11/16/95             02/14/96          J. P. Morgan                         32,000,000      5.802983
       11/16/95             02/15/96          Morgan Stanley                       15,000,000      5.803918
       11/16/95             02/15/96          Lehman Brothers                      25,000,000      5.803918
       11/17/95             02/15/96          Lehman Brothers                      41,000,000      5.802983
       11/17/95             02/20/96          Morgan Stanley                       20,000,000      5.807663
       12/05/95             02/06/96          Morgan Stanley                       44,000,000      5.788040
       12/05/95             02/05/96          Lehman Brothers                      40,000,000      5.787109
       12/11/95             02/15/96          Morgan Stanley                        6,000,000      5.739770
       12/12/95             02/13/96          J. P. Morgan                         18,300,000      5.757430
       12/13/95             02/20/96          Morgan Stanley                       12,000,000      5.742517
       12/14/95             02/13/96          J. P. Morgan                          2,800,000      5.755589
       12/18/95             02/15/96          J. P. Morgan                         15,000,000      5.774129
       12/19/95             02/22/96          Morgan Stanley                       18,000,000      5.810322
       12/21/95             01/22/96          J. P. Morgan                         11,000,000      5.729027
       12/21/95             01/26/96          Lehman Brothers                      12,000,000      5.732676


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                                        3

ALABAMA
Commercial Paper

         Issue              Maturity                                               Principal            Discount
         Date                 Date                Issuer                             Amount               Rate

       10/13/95             11/27/95          First Boston                            $37,000,000       5.720%
       10/26/95             12/07/95          First Boston                             27,182,000       5.720
       10/27/95             12/12/95          Bank of America                          33,250,000       5.720
       10/31/95             01/18/96          Bank of America                          17,220,000       5.730
       11/01/95             01/10/96          Bank of America                          28,320,000       5.730
       11/06/95             12/06/95          Merrill Lynch                            16,077,000       5.730
       11/09/95             12/06/95          Bank of America                          35,151,000       5.720
       11/27/95             12/19/95          Merrill Lynch                             5,018,000       5.750
       11/28/95             12/19/95          First Boston                              6,021,000       5.730
       12/01/95             01/16/96          First Boston                             19,141,000       5.750
       12/06/95             02/06/96          Bank of America                          45,445,000       5.680
       12/06/95             01/30/96          First Boston                             35,310,000       5.740
       12/06/95             01/16/96          Merrill Lynch                            17,113,000       5.760
       12/07/95             02/08/96          Merrill Lynch                            44,440,000       5.650
       12/08/95             12/19/95          Bank of America                          24,043,000       5.750
       12/11/95             02/13/96          Merrill Lynch                            10,102,000       5.670
       12/12/95             02/20/96          Bank of America                          39,435,000       5.650
       12/19/95             02/27/96          Bank of America                          25,280,000       5.690
       12/21/95             01/25/96          Merrill Lynch                            10,055,000       5.630
       12/22/95             02/27/96          Bank of America                          12,126,000       5.580
       12/27/95             02/15/96          Merrill Lynch                            35,276,000       5.620
       12/28/95             02/20/96          Bank of America                          37,315,000       5.580
       12/29/95             02/22/96          Merrill Lynch                            17,146,000       5.570


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                                        4

GEORGIA
Commercial Paper

         Issue              Maturity                                               Principal            Discount
         Date                 Date                Issuer                             Amount               Rate

       09/01/95             10/02/95        NationsBank                                $5,000,000       5.780%
       09/01/95             10/03/95        NationsBank                                25,000,000       5.780
       09/01/95             10/03/95        Merrill Lynch                              30,000,000       5.775
       09/06/95             10/06/95        Merrill Lynch                              10,000,000       5.770
       10/03/95             10/10/95        Lehman Brothers                            20,000,000       5.770
       09/12/95             10/13/95        Lehman Brothers                            25,000,000       5.740
       10/03/95             10/16/95        Merrill Lynch                              12,600,000       5.780
       10/02/95             10/16/95        NationsBank                                 6,400,000       5.810
       09/29/95             10/16/95        NationsBank                                22,200,000       5.890
       09/15/95             10/16/95        NationsBank                                40,000,000       5.730
       09/15/95             10/16/95        Merrill Lynch                              35,000,000       5.730
       10/03/95             10/17/95        Merrill Lynch                               2,400,000       5.780
       10/03/95             10/17/95        Lehman Brothers                            20,000,000       5.770
       10/02/95             10/17/95        NationsBank                                10,200,000       5.810
       10/06/95             10/20/95        Merrill Lynch                              10,000,000       5.760
       10/16/95             10/23/95        NationsBank                                10,000,000       5.760
       10/16/95             10/24/95        NationsBank                                 5,000,000       5.760
       09/28/95             10/31/95        NationsBank                                21,200,000       5.790
       10/16/95             11/01/95        NationsBank                                25,000,000       5.760
       10/16/95             11/07/95        NationsBank                                 8,800,000       5.760
       11/01/95             11/08/95        NationsBank                                10,000,000       5.770
       11/01/95             11/08/95        Lehman Brothers                            20,000,000       5.770
       10/16/95             11/08/95        Lehman Brothers                            30,000,000       5.770
       10/16/95             11/09/95        Merrill Lynch                              37,400,000       5.760
       10/13/95             11/13/95        Merrill Lynch                              15,000,000       5.750
       10/12/95             11/13/95        Lehman Brothers                            10,000,000       5.770
       10/12/95             11/13/95        Merrill Lynch                               5,000,000       5.770
       10/12/95             11/13/95        NationsBank                                 5,000,000       5.750
       10/13/95             11/15/95        NationsBank                                10,000,000       5.760
       10/20/95             11/20/95        Merrill Lynch                              10,000,000       5.750
       11/10/95             11/22/95        Merrill Lynch                              13,000,000       5.750
       11/10/95             11/27/95        NationsBank                                17,000,000       5.750
       11/10/95             11/27/95        Merrill Lynch                               4,300,000       5.750
       10/31/95             11/28/95        NationsBank                                 2,000,000       5.770
       10/31/95             12/01/95        NationsBank                                21,000,000       5.770
       12/01/95             12/04/95        Lehman Brothers                            19,000,000       5.800
       11/06/95             12/08/95        NationsBank                                 9,250,000       5.740
       11/09/95             12/11/95        Merrill Lynch                              17,000,000       5.730
       11/08/95             12/11/95        NationsBank                                16,000,000       5.750
       11/27/95             12/13/95        Merrill Lynch                              20,000,000       5.770
       11/13/95             12/13/95        Merrill Lynch                              10,000,000       5.750
       11/13/95             12/13/95        Lehman Brothers                            10,000,000       5.750



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                                        5

Southern Electric Generating Company (SEGCO) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1, as amended, in the above matter and of said orders with respect thereto, SEGCO, during the fourth quarter of 1995, on the dates indicated below, issued short-term notes/bank borrowings or term loans from banks and other lenders as follows:

                          AMSOUTH BANK OF ALABAMA, N.A.

                                                                       Interest                  Principal
        Loan Date                          Due Date                      Rate                     Amount

        12/11/95                           03/11/96                    6.060%                    $10,000,000

                            SOUTHTRUST BANK AL., N.A.

                                                                       Interest               Principal
        Loan Date                          Due Date                      Rate                  Amount

        10/24/95                           11/09/95                     6.210%                     $3,100,000
        11/03/95                           11/09/95                     6.090                         250,000
        11/22/95                           12/11/95                     6.150                       2,700,000


                                  COMPASS BANK

                                                                       Interest               Principal
        Loan Date                          Due Date                      Rate                  Amount

        10/10/95                           11/09/95                     6.250%                    $10,000,000
        11/09/95                           01/11/96                     6.120                      10,000,000


                               FIRST ALABAMA BANK

                                                                       Interest               Principal
        Loan Date                          Due Date                      Rate                  Amount

        10/10/95                           11/09/95                     6.210%                    $10,000,000
        11/09/95                           12/11/95                     6.220                      10,000,000
        12/11/95                           01/11/96                     6.210                      10,000,000





                                   NATIONSBANK

                                                                       Interest               Principal
        Loan Date                          Due Date                      Rate                  Amount

        10/16/95                           11/09/95                    6.250%                 $ 550,000
        11/09/95                           12/11/95                    6.1875                 1,200,000
        12/22/95                           02/09/96                    6.0600                 4,300,000


                               TRUST COMPANY BANK

                                                                       Interest               Principal
        Loan Date                          Due Date                      Rate                  Amount

        10/10/95                           12/11/95                    6.2500%                 $ 8,400,000
        12/11/95                           03/11/96                    6.1875                    6,800,000
        12/15/95                           03/11/96                    6.1875                    1,600,000
        12/29/95                           03/11/96                    6.0000                    1,500,000


                      FIRST UNION NATIONAL BANK OF GEORGIA

                                                                       Interest               Principal
        Loan Date                          Due Date                      Rate                  Amount

        10/10/95                           12/11/95                     6.2500%                   $10,000,000
        12/11/95                           03/11/96                     6.1875                     10,000,000


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                                       7

                                    SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this certificate to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: January 31, 1996

                              ALABAMA POWER COMPANY

                              By:  /s/  Wayne Boston
                                  Wayne Boston, Assistant Secretary


                              GEORGIA POWER COMPANY

                               By:  /s/  Wayne Boston
                                   Wayne Boston, Assistant Secretary


                              GULF POWER COMPANY

                               By:  /s/  Wayne Boston
                                   Wayne Boston, Assistant Secretary


                              MISSISSIPPI POWER COMPANY

                              By:  /s/  Wayne Boston
                                  Wayne Boston, Assistant Secretary


                              SAVANNAH ELECTRIC AND POWER COMPANY

                              By:  /s/  Wayne Boston
                                  Wayne Boston, Assistant Secretary


                              SOUTHERN ELECTRIC GENERATING COMPANY

                               By:/s/  Wayne Boston
                                   Wayne Boston, Assistant Secretary


                              THE SOUTHERN COMPANY

                               By:  /s/  Tommy Chisholm
                                   Tommy Chisholm, Secretary